Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal First Quarter Ended June 30, 2018

BEIJING, SEPTEMBER 27, 2018 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal first quarter ended June 30, 2018.

Fiscal First Quarter Ended June 30, 2018 Financial Highlights

•                  Net revenues were US$150.2 million, an increase of 30.0% year-over-year (an increase of 20.8% on RMB basis) (1)

•                  Gross profit was US$60.1 million, an increase of 24.3% year-over-year (an increase of 15.6% on RMB basis) (1)

•                  Net income attributable to the Company was US$6.3 million, an increase of 75.0% year-over-year (an increase of 62.7% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$6.5 million, an increase of 65.4% year-over-year (an increase of 53.8% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.05 and US$0.05, respectively, in the fiscal first quarter of 2017

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.06 and US$0.06, respectively, in the fiscal first quarter of 2017

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

“Our Fiscal first quarter was a strong start for fiscal year 2018, and we are pleased with our results, which continue to be driven by broad-based strength across our expanding and diverse service portfolio and across our nationwide network,” commented Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang.

“We finished the quarter with total net revenue of US$150.2 million and Non-GAAP net income of US$6.5 million, representing a year-over-year growth of 30.0% and 65.4% respectively (by 20.8% and 53.8% on RMB basis). Our customer base has continued to expand with 19.1% increase in customer visits.”

“The results of our performance for this quarter reflected the strong market demand as well as the success we have with our broad and increasingly integrated services portfolio.” said Mr. Zhang. “As we continue to focus on taking care of our customers and executing our iKangCare+ and iKangPartners+ plans, we have the opportunity to establish iKang as a truly differentiated leader in the private preventive healthcare industry as well as provide new levers for business growth.”

“We believe that iKang is well positioned to execute against the opportunity in the private preventive healthcare market. We believe the demand remains strong across our services and are confident in our long-term strategy to drive organic growth and leverage our scale, innovation and capital to deliver long-term value for customers and shareholders.”

FISCAL FIRST QUARTER ENDED JUNE 30, 2018 UNAUDITED FINANCIAL RESULTS

Net Revenues (1)

Net revenues for the fiscal first quarter were US$150.2 million, representing a 30.0% increase from US$115.6 million in the same period of the last fiscal year. On a RMB basis, the revenue growth was 20.8% compared to the fiscal first quarter of 2017. As of June 30, 2018, the number of self-owned medical centers totaled 113 compared to 104 as of June 30, 2017. In this quarter, the Company served approximately a total of 1.68 million customer visits under both corporate and individual programs, representing an increase of 19.1% compared to the fiscal first quarter of 2017.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal First Quarter Ended June 30, 2018	Fiscal First Quarter Ended June 30, 2017	YoY % Change
Medical Examinations	118.8	95.0	25.1%
Disease Screening	17.2	9.7	78.3%
Dental Services	5.3	2.9	83.5%
Other Services	8.9	8.0	10.1%
Total	150.2	115.6	30.0%

Medical Examinations: Net revenues for the quarter were US$118.8 million, representing a 25.1% increase from US$95.0 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$17.2 million, representing a 78.3% increase from US$9.7 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$5.3 million, representing an 83.5% increase from US$2.9 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$8.9 million, representing a 10.1% increase from US$8.0 million in the same period of the last fiscal year.

(1)         iKang adopted ASC 606 by using modified retrospective method since April 1, 2018. The impact of applying this ASC is insignificant.

Cost of Revenues

Cost of revenues for the quarter was US$90.1 million, representing a 34.0% increase from US$67.2 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$60.1 million, representing a 24.3% increase from US$48.4 million in the same period of the last fiscal year. Gross margin for the quarter was 40.0%, as compared to 41.8% in the first quarter of the last fiscal year.

Operating Expenses

Total operating expenses for the quarter was US$46.1 million, representing a 17.0% increase from US$39.5 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$24.3 million, accounting for 16.2% of total net revenues as compared to 16.7% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$21.0 million, accounting for 14.0% of total net revenues as compared to 16.9% in the same period of the last fiscal year.  Excluding share-based compensation expenses of US$292,000 for this quarter and US$384,000 for the same quarter last year, the general and administrative expenses for the quarter was US$20.7 million, accounting for 13.8% of total net revenue as compared to 16.5% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$0.8 million, accounting for 0.5% of total net revenues as compared to 0.6% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$14.0 million, representing a 56.8% increase from US$8.9 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$292,000 for this quarter and US$384,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$14.3 million as compared to US$9.3 million, which reflected an increase of 53.4%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the quarter was US$25.6 million, representing a 31.2% increase from US$19.5 million in the same period of the last fiscal year.

Net Income

Net income attributable to the Company for the quarter was US$6.3 million, representing an increase of 75.0% from US$3.6 million in the same period of the last fiscal year.

Non-GAAP net income attributable to the Company for the quarter was US$6.5 million, representing an increase of 65.4% from US$4.0 million in the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.05 and US$0.05, respectively, in the same quarter of 2017.

Non-GAAP basic and diluted loss per ADS attributable to common shareholders were US$0.09 and US$0.09, respectively, as compared to US$0.06 and US$0.06, respectively, in the same quarter of 2017.

Cash and Cash Equivalents

As of June 30, 2018, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$46.4 million, as compared to US$62.9 million as of March 31, 2018.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal first quarter ended June 30, 2018, iKang served a total of 1.68 million customer visits under both corporate and individual programs.

As of September 27, 2018, iKang has a nationwide network of 115 self-owned operating medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	June 30,
	2018	2018

ASSETS
Current assets:
Cash and cash equivalents	$62,901	$46,388
Accounts receivable, net of allowance for doubtful accounts of $23,142 and $24,526 as of March 31, 2018 and June 30, 2018, respectively	149,259	168,612
Inventories	9,261	8,476
Amount due from related parties	7,019	7,247
Prepaid expenses and other current assets	66,939	78,180

Total current assets	$295,379	$308,903

Property and equipment, net	$173,283	$165,791
Acquired intangible assets, net	21,993	19,398
Goodwill	117,995	112,461
Long-term investments	196,816	187,589
Deferred tax assets-non-current	39,380	43,770
Rental deposit and other non-current assets	20,309	20,174

TOTAL ASSETS	$865,155	$858,086

LIABILITIES, MEZZANINE AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $43,840 and $ 44,626 as of March 31, 2018 and June 30, 2018, respectively)	$52,800	$53,933
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $60,281 and $59,169 as of March 31, 2018 and June 30, 2018, respectively)	76,586	77,733
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $13,523 and $13,335 as of March 31, 2018 and June 30, 2018, respectively)	15,579	15,362
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $87,388 and $82,790 as of March 31, 2018 and June 30, 2018, respectively)	95,422	92,153
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of nil and $3,480 and $4,713 as of March 31, 2018 and June 30, 2018, respectively)	3,692	4,916
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $196,450 and $191,972 as of March 31, 2018 and June 30, 2018, respectively)	196,450	191,972

Total current liabilities	$440,529	$436,069

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	June 31,
	2018	2018
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $38,884 and $30,225 as of March 31, 2018 and June 30, 2018, respectively)	38,884	30,225
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $4,944 and $4,263 as of March 31, 2018 and June 30, 2018, respectively)	5,917	5,194
Deferred revenues-non-current	—	93
Long term payables	—	5,419

TOTAL LIABILITIES	$485,330	$477,000

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	355,707	358,451
Non-controlling interests	24,118	22,635

TOTAL EQUITY	$379,825	$381,086

TOTAL LIABILITIES AND EQUITY	$865,155	$858,086

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods
	ended June 30
	2017	2018

Net revenues	$115,599	$150,237
Cost of revenues	67,236	90,126

Gross profit	$48,363	$60,111

Operating expenses:
Selling and marketing expenses	$19,259	$24,323
General and administrative expenses	19,489	21,039
Research and development expenses	706	782

Total operating expenses	$39,454	$46,144

Income from operations	$8,909	$13,967
Interest expense	3,089	4,760
Interest income	145	83

Income before income tax expenses and loss from equity method investments	$5,965	$9,290
Income tax expenses	1,550	2,333
Loss from equity method investments	(870)	(640)

Net income	$3,545	$6,317
Less: Net income attributable to non-controlling interest	(31)	60

Net income attributable to iKang Healthcare Group, Inc.	$3,576	$6,257

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$3,576	$6,257

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.10	$0.18
Diluted	$0.10	$0.18

Net income per ADS (one common share equals to two ADSs)
Basic	$0.05	$0.09
Diluted	$0.05	$0.09

Weighted average shares used in calculating net income per common share
Basic	34,230,899	34,502,979
Diluted	34,669,869	35,453,864

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods
	ended June 30
	2017	2018

Income from operations	$8,909	$13,967
Add:
Share-based compensation expenses	384	292

Non-GAAP operating income	$9,293	$14,259

Net income attributable to iKang Healthcare Group, Inc.	$3,576	$6,257
Add:
Share-based compensation expenses	384	292

Non-GAAP net income	$3,960	$6,549

Income from operations	$8,909	$13,967
Add:
Depreciation and amortization	10,208	11,325
Share-based compensation expenses	384	292

Non-GAAP EBITDA	$19,501	$25,584

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$3,960	$6,549

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.12	$0.19
Diluted	$0.11	$0.18

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.06	$0.09
Diluted	$0.06	$0.09